

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

Via E-mail
Scott Shepherd
Chief Financial Officer
Boomerang Systems, Inc.
30 B Vreeland Road
Florham Park, New Jersey 07932

> **Re:** **Boomerang Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2012**
> **File No. 333-179226**

Dear Mr. Shepherd:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501(b)(3) require that you disclose the price at which the securities will be sold. Given the lack of an established market for your notes, warrants and common stock, your disclosure on page 64 that selling security holders will sell "at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices" is insufficient to satisfy your disclosure obligation. Please disclose on your prospectus cover page the fixed price at which your securities will be sold. We will not object if you also elect to disclose that the selling security holders will sell at the disclosed fixed price until those securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Also, revise your "Plan of Distribution" section accordingly.

Prospectus Summary, page 1

2.   Please revise your summary to disclose and quantify your history of losses and your accumulated deficit.

Use of Proceeds, page 4

3.   Please disclose how you intend to use any cash that you receive upon exercise of the warrants.

Exhibits and Financial Statement Schedules, page II-7

4.   Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Scott Shepherd
Boomerang Systems, Inc.
February 13, 2012
Page 3

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Brad L. Shiffman